Mail Stop 6010
      March 28, 2006

VIA U.S. MAIL AND FACSIMILE (408) 635-4985

John Batty
Chief Financial Officer
Credence Systems Corporation
1421 California Circle
Milpitas, California  95035


      Re:	Credence Systems Corporation
		Form 10-K for the fiscal year ended October 31, 2005
      Filed January 17, 2006
		Form 8-K dated March 2, 2006
		File No. 000-22366

Dear Mr. Batty:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 31, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition and Results of Operation, page 37

Results of Operations, page 43

Gross Margin, pages 44 and 46

1. We see that MD&A presents a non-GAAP measure of gross margin excluding special charges as a percentage of net sales.
However,
you do not label this measure as non-GAAP nor do you include all of
the disclosures required by S-K Item 10(e)(1)(i) and Question 8 of
the FAQ Regarding the Use of Non-GAAP Financial Measures dated
June
13, 2003. In addition, while there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Accordingly, in future filings please either remove the non-GAAP measure from your MD&A or provide us an analysis demonstrating that the non-GAAP measure is appropriate
under S-K Item 10(e).   If you can support that the non-GAAP
measure is appropriate, future filings should provide all of the disclosures required by S-K Item 10(e) and Question 8 of the FAQ;
and, your response should provide us a sample of your proposed future disclosure.
2. As a related matter, under S-K Item 10(e)(1)(ii)(B) you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when it is reasonably likely that you may incur a similar gain or loss within two years or where you actually incurred a similar gain or loss within the prior two years. With respect to the disclosure of gross margin excluding special charges, please describe your consideration of that guidance.

Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting
Policies, page 61

Revenue Recognition, page 62

3. We see from page 65 that you offer trade-in rights to your customers. In addition, we see from the disclosure on page 26 in your Form 10-Q for the period ended January 31, 2006 that you sell refurbished inventory. Please tell us how you account for trade-in rights granted to customers and how these rights impact revenue recognition. In addition, please tell us about accounting policies for refurbished inventory. Show us that your practices are appropriate.
Inventories, page 67

4. We note that you consign inventory to internal and external customers primarily for the purpose of customer demonstration. With respect to consigned inventory, please respond to the following:
* Describe in detail the nature of your consignment inventory, including how and why the inventory is placed with a customer and whether you ever sell the consigned inventory to customers.
Please
also explain your accounting for the consignment and eventual sale
of the inventory.
* Tell us why it is appropriate to classify products on
consignment
as other assets rather than as inventory in the consolidated balance sheet.
* Your policy of depreciating the carrying value of the
consignment
inventory does not appear to be consistent with Statement 6 of
ARB
43, which requires you to record inventory at the lower of cost
or
market and further states that "market should not exceed the net
realizable value."   Please tell us why you believe that your
current depreciation policy is appropriate in GAAP.
* Tell us why it is appropriate to record the depreciation of consignment inventory as selling, general and administrative expense. Please note that the estimated reduction of the realizable value of inventory should normally be classified as part
of cost of sales.   Additionally, describe the basis for the 18
to
36 months useful life assigned to the consignment inventory.

Stock Based Compensation, page 72

5. You disclose that basic and diluted pro forma net loss per share for fiscal years 2004 and 2003 have been revised from the amounts disclosed in the prior years. In your response and in future filings please disclose the changes that made to the pro forma disclosures, including why those changes are appropriate. In addition, please quantify the impact of the revisions.

Note 2.  Acquisitions, page 75

6. We see that the aggregate amount assigned to goodwill and other intangible assets resulting from your acquisition is significant in relation to the aggregate cost of acquiring NPTest. Please revise future filings to clearly identify the factors that contributed to a purchase price that resulted in a significant amount of goodwill.
7. We refer to the discussion of the contingent liability to Schlumberger Limited that you assumed in connection with the NPTest acquisition in May 2004. We see that you originally recorded a liability of $29 million and that the liability was subsequently adjusted to fair value at each accounting period, until a settlement of $9 million was reached in May 2005. During fiscal year 2004, you recorded $19 million of income due to a reduction in the liability as a result of the changes in your stock price. Please tell us the basis for recording the changes in the liability in the results of operations. That is, tell us why this amount should not have been recorded as an adjustment to goodwill. Please support your accounting in GAAP.
Note 3.  Special Charges and Restructuring, page 82

Special Charges - cost of goods sold, page 82

8. Please tell us more about the accounting basis for the rollforward of special charges related to inventory impairment. Specifically discuss the nature of the line items, "lower of cost or market adjustment on fully reserved inventory" which appears to reduce your inventory reserve. Note that under SAB Topic 5-BB inventory reserves are permanent reductions of inventory cost that may not be reversed until the related inventory is sold or otherwise disposed.

Restructuring Charges, page 84

9. We see that during October 2004 you adopted SFAS 112 for
severance and related benefit costs.   Please tell us in detail
why
your restructuring plans qualify for treatment under SFAS 112.
10. As a related matter, we see that you recorded multiple restructuring charges related to the NPTest acquisition, including operating lease charges of $11.5 million in fiscal 2005 from vacating the former NPTest headquarters and $3.9 million of severance in connection with the NPTest acquisition. Please tell us why these charges were not recorded as part of the EITF 95-3 accrual.

Form 8-K dated March 2, 2006

11. We note that you present a non-GAAP condensed statement of operations. That format may be confusing to investors as it reflects numerous non-GAAP measures, including non-GAAP cost of good sold, non-GAAP gross margin, non-GAAP research and development expense, non-GAAP selling, general and administrative expense, non-
GAAP operating income (loss), non-GAAP interest and other income, non-GAAP income (loss) before income taxes, non-GAAP net income
(loss), and non-GAAP net income (loss) per share. It is not clear whether management in fact uses each of these non-GAAP measures or whether they are shown here as a result of the presentation format.
Under Instruction 2 to Item 2.02 of Form 8-K when you furnish information under that item you must provide all of the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and an explanation of why you believe each measure provides useful information to investors. We also refer you to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
* To eliminate investor confusion, please remove the pro forma statements of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures.
* Please note that if the Form 8-K is incorporated by reference into a `33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the
Commission. At that time, we may request an amendment to the Form
8-K.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202) 551-3676 with any other questions.


      Sincerely,



      Gary Todd
      Reviewing Accountant

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Mr. John Batty
Credence Systems Corporation
March 28, 2006
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